NR07-11

October 18, 2007

Mr. Paul Matysek Joins Wealth Board

Vancouver, British Columbia…  Wealth Minerals Ltd. (the “Company” or “Wealth”) - (TSX Venture Exchange: WML, OTC: WMLLF, Frankfurt: EJZ), is pleased to announce the appointment of Mr. Paul Matysek to the Board of Directors.

Mr. Matysek is the former President and CEO and a co-founder of Energy Metals Corporation (NYSE Arca: EMU, TSX: EMC).  Under Mr. Matysek’s stewardship, Energy Metals Corporation, a pure uranium mining and development company, was recently acquired by Uranium One Inc. in a deal valued at over one billion dollars.

A professional geoscientist with more than 25 years’ international experience, Mr Matysek holds a Masters of Science degree in Geology.  He is a recognized entrepreneur, specializing in developing resource-based companies from conception to production, and has held senior management and/or director positions with several natural resource exploration and development companies, including First Quantum Minerals Ltd., First Majestic Silver Corp. and Dundarave Resources Ltd.  Furthermore, Mr. Matysek has been instrumental in the acquisition and development of a number of significant precious metal and base-metal properties and has been involved in raising over $200 million dollars for various exploration and development projects since 1999.

“Having known Paul for more than 20 years, it gives me great pleasure to welcome him to the Board of Wealth” said Mr. Henk Van Alphen, President & CEO of the Company.  “As the founder of one of the international uranium industry’s biggest success stories to date, we look forward to Paul’s insight and experience adding very significant value for Wealth’s shareholders in the near future as we commence the drill testing of our very large, bulk tonnage Diamante-Los Patos uranium target in northwestern Argentina.”

Stock Options

The Company further announces that, pursuant to its 2004 Incentive Stock Option Plan, it has granted incentive stock options to directors to purchase up to an aggregate of 300,000 common shares in the capital stock of the Company.  The options are exercisable on or before October 18, 2009 at a price of $3.10 per share.

About Wealth Minerals Ltd.

Wealth is a well financed mineral exploration company with approximately 25.0 million shares issued and listings on the TSX Venture and Frankfurt Stock Exchanges and the OTCBB.  The Company’s focus is the acquisition and exploration of prospective uranium properties, primarily in Argentina and Peru.  In addition to ongoing work programs on its existing properties, it continues to actively evaluate new potential uranium projects in these countries.

For further details on the Company readers are referred to the Company’s web site (www.wealthminerals.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

WEALTH MINERALS LTD.

(signed) “Henk Van Alphen”

President & CEO

For further information, please contact:

Glenn Shand

Phone: 604-331-0096 / 888-331-0096

E-mail: info@wealthminerals.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

All of the Company’s public disclosure filings may be accessed via www.sedar.com and www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Suite 1901 – 1177 West Hastings Street, Vancouver, BC Canada V6E 2K3

Tel 604.331.0096  Fax 604.408.7499

www.wealthminerals.com